FEDERATED TOTAL RETURN GOVERNMENT BOND FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 23, 2016

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED TOTAL RETURN GOVERNMENT BOND FUND (the “Registrant”)

Class R6 Shares

1933 Act File No. 33-60411

1940 Act File No. 811-7309

Dear Sir or Madam:

On behalf of the Registrant, I hereby submit this application for withdrawal of Amendment No. 33 to the Registrant’s Registration Statement filed on Form N-1A on June 23, 2016 at 09:44:53 under ACCESSION NUMBER: 0001623632-16-003164.

This withdrawal is being requested due to a clerical filing error which resulted in Amendment No. 33 to the Registrant’s Registration Statement filed on Filed N-1A to inadvertently be filed twice. Amendment No. 33 filed on June 23, 2016 at 09:44:45 under ACCESSION NUMBER: 0001623632-16-003163 should remain as the Amendment filing for the Registrant.

We, therefore, respectfully request, pursuant to Rule 477(a) of the Securities Act of 1933, the Securities and Exchange Commission to withdraw the above referenced filing.

If you have any questions regarding this application for withdrawal, please contact Maureen Ferguson at 724-720-8829.

Very truly yours,

/s/

Edward C. Bartley

Assistant Secretary